UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 9, 2023

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3109 Grand Ave, #450

Miami, FL 33133

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed by Digital World Acquisition Corp., a Delaware corporation (“Digital World,” or “DWAC”), Digital World is a party to an Agreement and Plan of Merger, dated as of October 20, 2021 (the “Original Agreement”) and amended on May 11, 2022 (the “First Amendment”), with DWAC Merger Subsidiary Inc., a Delaware corporation and wholly-owned subsidiary of DWAC (the “Merger Sub”), Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), ARC Global Investments II, LLC, a Delaware limited liability company (the “Sponsor”), in the capacity as the representative for certain stockholders of Digital World, and TMTG’s Chief Legal Officer, in the capacity as the representative for stockholders of TMTG, pursuant to which, among other matters, subject to the terms and conditions therein, Digital World will consummate its initial business combination with TMTG (the “TMTG Business Combination”).

On August 9, 2023, Digital World entered into the Second Amendment to Agreement and Plan of Merger, dated as of August 9, 2023, (the “Second Amendment”, together with the First Amendment and the Original Agreement, and as it may further be amended or supplemented from time to time, the “Merger Agreement”), with Merger Sub, TMTG, the Sponsor in the capacity as its representative, and TMTG’s General Counsel in the capacity as the representative of TMTG. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Merger Agreement.

Pursuant to the Second Amendment, the parties agreed, among other things, that:

(i) DWAC will create a new class of common stock (the “High Vote Common Stock”) to be issued to TMTG’s Company Principal that will have the same voting, dividend, liquidation and other rights as one share of DWAC Class A common stock, except that each share of High Vote Common Stock will entitle its holder to a number of votes equal to the greater of (i) one vote and (ii) the number of votes that would cause the aggregate number of shares issued to the Company Principal as consideration in the Merger (excluding any Earnout Shares) to represent 55% of the voting power (to the maximum extent permitted by the rules and regulations of Nasdaq and applicable Law, following the reasonable best efforts of DWAC to obtain any necessary approvals) of (A) all shares of DWAC Common Stock entitled to vote on the election of directors as of immediately following the Closing plus (B) the maximum number of shares of DWAC Common Stock issuable upon the conversion of all convertible preferred stock or other convertible securities of DWAC (if any) outstanding or with respect to which purchase agreements are in effect at Closing. The shares of High Vote Common Stock will vote together with all other shares of DWAC Common Stock on all matters put to a vote of DWAC stockholders, entitled to vote on the election of directors as of immediately following closing of the merger and all other matters put to a vote of DWAC stockholders;

(ii) each Company Convertible Note that is issued and outstanding immediately prior to the Effective Time will convert immediately prior to the Effective Time into a number of shares of Company Common Stock in accordance with the terms of each note;

(iii) DWAC will issue to the Escrow Agent a number of shares of DWAC Common Stock equal to three (3%) percent of the Merger Consideration;

(iv) in connection with the Earnout, the First Share Price Target will be $12.50, the Second Share Price Target will be $15.00 and the Third Share Price Target will be $17.50;

(v) the Post-Closing Purchaser Board will consist of one (1) person designated by DWAC and six (6) persons designated by TMTG prior to the closing;

(vi) TMTG will use its reasonable best efforts to, as promptly as practicable (and no later than the day prior to the Target Filing Date) (i) obtain from the Company Principal a waiver (“License Agreement Waiver”) of the Company Principal’s right to terminate that certain Amended and Restated License, Likeness, Exclusivity and Restrictive Covenant Agreement dated as of December 23, 2021 by and between, inter alia, TMTG and the Company Principal (the “License Agreement”), prior to the later of (a) the Outside Date or (b) any other date by which the parties mutually agree to extend the time to consummate the merger, or (ii) otherwise obtain an agreement that the License Agreement will not be terminable by the Company Principal prior to the later of (A) the Outside Date and (B) any other date to which the parties mutually agree to extend the time to consummate the merger;

(vii) TMTG will use its reasonable best efforts to provide DWAC prior to the Diligence Period Completion Date with a current Business Plan and such other financial and other information and materials as may be reasonably requested by DWAC to allow DWAC to complete an updated due diligence of TMTG;

(viii) DWAC will use its reasonable best efforts to provide TMTG prior to the Diligence Period Completion Date with such financial and other information as may be reasonably requested by TMTG to allow TMTG to complete an updated due diligence of DWAC;

(ix) For a period of twenty days following the Diligence Period Completion Date, DWAC and TMTG will discuss and negotiate in good faith any additional amendments to the Merger Agreement as may be considered necessary as a result of such diligence or to reflect properly the intent of the parties;

(x) DWAC will use its reasonable best efforts to discuss with investors of the PIPE Investment a reduction or termination of the PIPE Investment prior to August 31, 2023;

(xi) DWAC will use its reasonable best efforts to (i) join Affiliates of TMTG holding DWAC Shares after the Effective Time to that certain Registration Rights Agreement dated September 2, 2021, between DWAC and DWAC’s Sponsor and (ii) amend the Registration Rights Agreement dated December 4, 2021, between DWAC and the PIPE Investors, if applicable, to allow the Affiliates of TMTG to include their pro rata number of DWAC Shares in each registration statement filed for the benefit of the Sponsor and/or the PIPE Investors following the Closing until all DWAC Shares held by Affiliates of TMTG have been registered for resale;

(xii) DWAC will use reasonable best efforts to file an amendment to the Registration Statement on Form S-4 as promptly as practicable, and in no event later than October 9, 2023;

(xiii) the Outside Date for the merger is extended to December 31, 2023;

(xiv) the Merger Agreement may be terminated by DWAC (a) if the License Agreement Waiver has not been obtained by the earlier of September 30, 2023, and the Target Filing Date, or (b) if the DWAC board of directors, following updated due diligence, no longer believes in good faith that the Merger is in the best interests of DWAC or its stockholders; provided, that such termination right may only be exercised on or prior to September 30, 2023;

(xv) the Merger Agreement may be terminated by TMTG (a) if the board of directors of TMTG, following updated due diligence, no longer believes in good faith that the Merger is in the best interests of TMTG or its stockholders; provided, that such termination right may only be exercised on or prior to September 30, 2023, or (b) if DWAC has not filed an amendment to the Registration Statement on Form S-4 by October 9, 2023; provided, that such termination right may only be exercised on or prior to October 13, 2023;

(xvi) Notwithstanding anything to the contrary in the Merger Agreement, from the date of the Second Amendment through closing, each of DWAC and TMTG may incur additional Indebtedness in order to finance their respective ordinary course costs and expenses and expenses incurred in connection with the merger and the transactions contemplated by the Merger Agreement;

(xvii) the definition of “Redemption Price” means an amount equal to $10.00 (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing); and

(xviii) Section 5.6(d) of the Merger Agreement is deleted in its entirety.

The foregoing summary is not complete and is qualified in its entirety by the Second Amendment, filed herewith as Exhibit 10.1.

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on May 23, 2023, the Company received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”) because it had not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Q1 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”). The Rule requires listed companies to timely file all required periodic financial reports with the SEC.

Pursuant to Nasdaq rules, on July 24, 2023, the Company submitted to Nasdaq a plan to regain compliance with the Rule. On August 7, 2023, the Company received a notice from Nasdaq stating that Nasdaq has determined to grant an exception to enable the Company to regain compliance with the Rule. The terms of the exception are as follows: on or before November 20, 2023, the Company must file its amended Annual Report on Form 10-K for the year ended December 31, 2022 and its Q1 Form 10-Q, as required by the Rule. In the event the Company does not satisfy the terms of the exception, Nasdaq will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Hearings Panel.

Item 4.01	Changes in Registrant’s Certifying Accountant.

On August 8, 2023, the Company engaged Adeptus Partners, LLC (“Adeptus”) as the Company’s independent public accounting firm to audit the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 and to review the Company’s quarterly consolidated financial statements beginning with the first quarter of the 2023 fiscal year.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through June 30, 2023, neither the Company nor anyone on its behalf consulted with Adeptus regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Adeptus concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Item 8.01	Other Events.

A press release announcing the Second Amendment was issued on August 9, 2023. The press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Additional Information and Where to Find It

DWAC has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of DWAC, and a prospectus in connection with a proposed business combination (the “Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG and the Business Combination. DWAC’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: the Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

DWAC has also filed a definitive proxy statement with the SEC with respect to the proposed extension of its liquidation date. The definitive proxy statement for the extension of the liquidation date has been mailed to stockholders of DWAC. Securityholders of DWAC and other interested persons are advised to read the definitive proxy statement and any amendments thereto, in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the extension of the liquidation date because these documents will contain important information. DWAC’s securityholders and other interested persons will also be able to obtain copies of the definitive proxy statement, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

DWAC and certain of its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the approval of the proposed extension. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests of DWAC’s directors and officers in the Business Combination in DWAC’s filings with the SEC, including in the definitive proxy statement and the Registration Statement, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors do not have any interests in DWAC or the proposed extension other than with respect to their interests in the Business Combination, to the extent the extension is effectuated.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between DWAC and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination and the PIPE may not be completed in a timely manner or at all, which may adversely affect the price of DWAC’s securities, (ii) the risk that the Business Combination may not be completed by DWAC’s Business Combination deadline and the potential failure to obtain DWAC’s stockholder approval of the extension amendment, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE (if applicable), including the approval of the Merger Agreement by the stockholders of DWAC, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including as a result of the Settlement Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the Merger Agreement or the Business Combination (including as a result of the Settlement Agreement), (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) the risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) the Company’s ability to comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that DWAC or TMTG may elect not to proceed with the Business Combination after completing their respective updated due diligence investigations or for other reasons in accordance with the Merger Agreement, (xx) the risk that DWAC may elect not to proceed with the Business Combination in the event the License Agreement Waiver is not procured, and (xxi) those factors discussed in DWAC’s filings with the SEC and that are contained in the definitive extension proxy and will be contained in the Registration Statement relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of DWAC’s in its Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on April 26, 2023 (the “2022 Annual Report”) and in other reports DWAC files with the SEC, including the extension proxy statement. Risks regarding the Business Combination are also discussed in the Current Reports on Form 8-K filed with the SEC on October 21, 2021, October 26, 2021, May 17, 2022 and September 23, 2022, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to DWAC (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while DWAC may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither DWAC nor TMTG gives any assurance that DWAC, TMTG, or the combined company, will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits

10.1	Second Amendment to Agreement and Plan of Merger, dated August 9, 2023

99.1	Press Release, dated August 9, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital World Acquisition Corp.

Dated: August 9, 2023	By:	/s/ Eric Swider
	Name:	Eric Swider
	Title:	Chief Executive Officer

Exhibit 10.1

EXECUTION VERSION

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment (this “Second Amendment”) to the Merger Agreement (as defined below) is made and entered into as of August 9, 2023, by and among (i) Digital World Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) DWAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) ARC Global Investments II, LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), (iv) the Company’s General Counsel, in the capacity as the Seller Representative thereunder (the “Seller Representative”), and (v) Trump Media & Technology Group Corp., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS:

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to the Agreement and Plan of Merger, dated as of May 11, 2022, the “Merger Agreement”);

WHEREAS, the Parties now desire to amend the Merger Agreement on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the Parties, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendments to Merger Agreement.

(a) In Section 1.9(a), Section 1.9(d), Section 1.9(e), Section 1.13(d), Section 1.17, Section 1.17(d), Section 3.6(a), Section 5.5, Section 5.12, Section 9.1, the definition of “Purchaser Share Price” and the definition of “Trading Day”, the references to “Purchaser Common Stock” are hereby replaced with “Purchaser Class A Common Stock”.

(b) Section 1.7 of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“1.7 Amended Purchaser Charter. Upon the Effective Time, the Purchaser shall amend and restate its Amended and Restated Certificate of Incorporation in a form to be mutually agreed between the Purchaser and the Company (the “Amended Purchaser Charter”) which shall, among other matters, amend the Purchaser’s Certificate of Incorporation to (i) provide that the name of the Purchaser shall be changed to “Trump Media & Technology Group Corp.” or such other name as mutually agreed to by the Parties, (ii) provide for size and structure of the Post-Closing Purchaser Board in accordance with Section 5.17, (iii) convert the Purchaser Class A Common Stock and Purchaser Class B Common Stock on a one-to-one basis into one class of common stock and (iv) remove and change certain provisions in the Certificate of Incorporation related to the Purchaser’s status as a blank check company. The board of directors of the Purchaser shall approve the Amended Purchaser Charter (including the High Vote Stock Terms) prior to the filing of the final definitive Registration Statement.”

(c) Section 1.8(a) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“(a) As consideration for the Merger, (i) the Company Security Holders collectively, shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to (the “Merger Consideration”) (A) Eight Hundred Seventy-Five Million U.S. Dollars ($875,000,000), minus (B) the amount of Closing Net Debt, minus (C) the amount of any Transaction Expenses, with each Company Stockholder (other than the Company Principal who shall instead receive the Purchaser High Vote Common Stock) receiving for each share of Company Stock held (excluding any Company Securities described in Section 1.9(b)) a number of shares of Purchaser Class A Common Stock equal to (I) the Per Share Price, divided by (II) the Redemption Price (the “Conversion Ratio”), and (ii) the holders of Company Common Stock that was received pursuant to Section 9(g) shall be entitled to receive from the Purchaser a number of shares of Purchaser Class A Common Stock equal to the number of shares of Company Common Stock that were issued to the holders of Company Convertible Notes pursuant to Section 1.9(g), multiplied by the Conversion Ratio (the total portion of the Merger Consideration amount payable to all Company Stockholders (but excluding holders of Company Options) in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”); provided, that the Merger Consideration otherwise payable to Company Stockholders is subject to the withholding of the Escrow Shares deposited in the Escrow Account in accordance with Section 1.16, and after the Closing is subject to adjustment in accordance with Section 1.13 and reduction for the indemnification obligations of the Indemnifying Parties set forth in Article VI. The holders of Company Options shall receive such number of Assumed Options as described in Section 1.9(d) with such terms and conditions as described in Section 1.9(d). The holders of Company RSUs shall receive such number of Exchanged RSUs as described in Section 1.9(e) with such terms and conditions as described in Section 1.9(e).”

(d) Section 1.9(g) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“(g) Company Convertible Notes. Each Company Convertible Note that is issued and outstanding immediately prior to the Effective Time shall automatically convert immediately prior to the Effective Time into a number of shares of Company Common Stock as such Company Convertible Note would automatically convert upon the consummation of a business combination with Purchaser, in accordance with each such Company Convertible Note.”

(e) In Section 1.16(a) of the Merger Agreement, the reference to “five percent (5%)” is hereby replaced with “three percent (3%)”.

(f) In Section 1.17(a)(i) of the Merger Agreement, the reference to “$15.00” is hereby replaced with “$12.50”.

(g) In Section 1.17(a)(ii) of the Merger Agreement, the reference to “$20.00” is hereby replaced with “$15.00”.

(h) In Section 1.17(a)(iii) of the Merger Agreement, the reference to “$30.00” is hereby replaced with “$17.50”.

(i) Section 5.6(d) of the Merger Agreement is hereby deleted in its entirety.

(j) Section 5.17(a) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) the one (1) person that is designated by the Purchaser (which shall be the Chief Executive Officer of the Purchaser, or another Person that is reasonably acceptable to the Company) prior to the Closing (the “Purchaser Director”), and (ii) the six (6) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least three (3) of whom shall qualify as an independent director under Nasdaq rules. Subject to resignations provided by the Company’s directors, the board of directors of the Surviving Corporation immediately after the Closing shall be the same as the board of directors of the Company immediately prior to the Closing. Pursuant to the Amended Purchaser Charter as in effect as of the Closing, the Post-Closing Purchaser Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving a one (1) year term, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving a two (2) year term, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving a three (3) year term, such term effective from the Closing. The Purchaser Director shall be a Class III Director. In accordance with the Amended Purchaser Charter as in effect at the Closing, no director on the Post-Closing Purchaser Board may be removed without cause. At or prior to the Closing, the Purchaser will provide the Purchaser Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Purchaser Director.

(k) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.25:

“5.25 Purchaser High Vote Common Stock.

Notwithstanding anything to the contrary herein, the Parties agree that the Amended Purchaser Charter will reflect the creation of the Purchaser High Vote Common Stock to be issued to the Company Principal. Each share of Purchaser High Vote Common Stock shall have the same voting, dividend, liquidation and other rights as one share of Purchaser Class A Common Stock, except that each share of Purchaser High Vote Common Stock shall entitle its holder to a number of votes equal to the greater of (i) one vote and (ii) the number of votes that would cause the aggregate number of shares issued to the Company Principal as consideration in the Merger (excluding any Earnout Shares) to represent 55% of the voting power (to the maximum extent permitted by the rules and regulations of Nasdaq and applicable Law, following the reasonable best efforts of the Purchaser to obtain any necessary approvals) of (A) all shares of Purchaser Common Stock entitled to vote on the election of directors as of immediately following the Closing plus (B) the maximum number of shares of Purchaser Common Stock issuable upon the conversion of all convertible preferred stock or other convertible securities of the Purchaser (if any) outstanding or with respect to which purchase agreements are in effect at Closing, and the shares of Purchaser High Vote Common Stock will vote together with all other shares of Purchaser Class A Common Stock on all matters put to a vote of Purchaser stockholders (the “High Vote Stock Terms”). Each share of Purchaser High Vote Common Stock will automatically convert into a share of Purchaser Class A Common Stock upon transfer (other than to an affiliate) and shall be subject to such sunset provisions and other terms as are required by the rules and regulations of Nasdaq or applicable Law. For the avoidance of doubt and notwithstanding anything herein to the contrary, the creation of the Purchaser High Vote Common Stock pursuant to this Section 5.25 shall in no way constitute a breach of any of Purchaser’s covenants or agreements hereunder or be deemed to cause any representation or warranty of Purchaser to not be true or correct as of the Closing.”

(l) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.26:

“5.26 License Agreement.

The Company shall use its reasonable best efforts to, as promptly as practicable (and no later than the day prior to the Target Filing Date) (i) obtain from the Company Principal a waiver by the Company Principal of his right to terminate that certain Amended and Restated License, Likeness, Exclusivity and Restrictive Covenant Agreement dated as of December 23, 2021 by and between, inter alia, the Company and the Company Principal (the “License Agreement”) pursuant to Section 2(a)a6 thereof prior to the later of (A) the Outside Date and (B) any other date to which the Parties mutually agree to extend the time to consummate the Merger or (ii) otherwise obtain an agreement that the License Agreement shall not be terminable by the Company Principal (or his affiliates) prior to the later of (A) the Outside Date and (B) any other date to which the Parties mutually agree to extend the time to consummate the Merger (the “License Agreement Waiver”).”

(m) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.27:

“5.27 Updated Diligence Materials.

(a) Promptly following the date hereof, the Company shall use its reasonable best efforts to provide, prior to the Diligence Period Completion Date, the Purchaser with a current Business Plan and such other financial information and other information and materials as may be reasonably requested by Purchaser and its Representatives to complete an updated due diligence of the Company.

(b) Promptly following the date hereof, the Purchaser shall use its reasonable best efforts to provide, prior to the Diligence Period Completion Date, the Company such financial information and other information and materials as may be reasonably requested by the Company and its Representatives to complete an updated due diligence of the Purchaser.

(c) For a period of twenty days following the Diligence Period Completion Date, the Purchaser and the Company shall discuss and negotiate in good faith any additional amendments to this Agreement as may be considered necessary as a result of such diligence or to reflect properly the intent of the Parties.”

(n) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.28:

“5.28 Modification of Financing Sources.

The Purchaser agrees to use its reasonable best efforts to discuss with the investors of the PIPE Investment a reduction or termination of the PIPE Investment prior to the Diligence Period Completion Date.”

(o) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.29:

“5.29 Registration Rights.

The Purchaser agrees to use its reasonable best efforts to (i) join Affiliates of the Company holding Purchaser Shares after the Effective Time to that certain Registration Rights Agreement dated September 2, 2021, between the Purchaser and the Sponsor and (ii) amend the Registration Rights Agreement dated December 4, 2021, between the Purchaser and the PIPE Investors, if applicable, to allow the Affiliates of the Company to include their pro rata number of Purchaser Shares in each registration statement filed for the benefit of the Sponsor and/or the PIPE Investors following the Closing until all Purchaser Shares held by Affiliates of the Company have been registered for resale.”

(p) Article V of the Merger Agreement is hereby amended by adding the following as a new Section 5.30:

“5.30 Amendment to Registration Statement.

The Purchaser shall use reasonable best efforts to file an amendment to the Registration Statement as promptly as practicable, and in no event later than October 9, 2023.”

(q) Section 8.1(b) of the Merger Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by December 31, 2023 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(r) Section 8.1 of the Merger Agreement is hereby amended by adding the following as a new Section 8.1(j), Section 8.1(k), Section 8.1(l), and Section 8.1(m).

“(j) by the Purchaser if the License Agreement Waiver has not been obtained by the earlier of September 30, 2023 and the Target Filing Date;

(k) by the Purchaser if the board of directors of the Purchaser, following updated due diligence conducted pursuant to Section 5.27(a), no longer believes in good faith that the Merger and the transactions contemplated by this Agreement (as may be amended from time to time) are in the best interests of Purchaser or its stockholders; provided that such termination right may only be exercised on or prior September 30, 2023; or

(l) by the Company if the board of directors of the Company, following updated due diligence conducted pursuant to Section 5.27(b), no longer believes in good faith that the Merger and the transactions contemplated by this Agreement (as may be amended from time to time) are in the best interests of the Company or its stockholders; provided that such termination right may only be exercised on or prior to September 30, 2023; or

(m) by the Company if the Purchaser has not filed an amendment to the Registration Statement by October 9, 2023; provided that such termination right may only be exercised on or prior to October 13, 2023.”

(s) Clause (i) of Section 8.2 of the Merger Agreement is hereby amended to delete “5.6(d),”.

(t) Section 10.12 of the Merger Agreement is hereby amended by adding the following at the end thereof:

“The Parties acknowledge and agree that the shares of Purchaser Common Stock issuable to the holders of Company Common Stock that was issued to holders of Company Convertible Notes pursuant to Section 9.1(g) shall be in addition to the number of shares of Purchaser Common Stock issuable to other holders of Company Common Stock pursuant to Section 8.1(a)(i), and to the extent necessary the Parties agree to work in good faith to enter into such amendments to this Agreement as may be necessary to reflect the foregoing.”

(u) Section 11.1 of the Merger Agreement is hereby amended by adding the following definitions:

“Diligence Period Completion Date” means August 31, 2023.

“Purchaser High Vote Common Stock” means the shares of Class C common stock, par value $0.0001 per share, of the Purchaser. For all purposes of this Agreement, Purchaser High Vote Common Stock shall be deemed to have the same value as all other Purchaser Common Stock.

“Second Amendment” means the Second Amendment to Agreement and Plan of Merger dated as of August 8, 2023, by and among the Parties.

“Target Filing Date” means September 30, 2023.

(v) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Business Plan” and replacing it with the following:

“Business Plan” means the October 2021 business plan of the Company which was previously provided to the Purchaser, as the same may be updated or amended from time to time by the Company.

(w) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Company Convertible Notes” and replacing it with the following:

“Company Convertible Notes” means the series of convertible promissory notes in the aggregate principal amount of up to Sixty Million dollars ($60,000,000) issued by the Company pursuant to those certain note purchase agreements, by and among the Company and the holders party thereto including any additional convertible promissory notes (the “Additional Company Convertible Notes”) of like tenor entered into after the date of this Agreement. The Additional Company Convertible Notes shall feature a floor conversion price of $8.00 or greater.

(x) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Company Security Holder” and replacing it with the following:

“Company Security Holders” means, collectively, the holders of Company Securities (other than, and to the extent that, such Company Securities were received as a result of the conversion of the Company Convertible Notes).

(y) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Company Stockholders” and replacing it with the following:

“Company Stockholders” means, collectively, the holders of Company Stock (other than, and to the extent that, such Company Stock was received as a result of the conversion of the Company Convertible Notes).

(z) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Fully-Diluted Company Shares” and replacing it with the following:

“Fully-Diluted Company Shares” means, at the Effective Time, the total number of issued and outstanding shares of Company Stock, treating all outstanding in-the-money Company Convertible Securities as having been exercised as of the Effective Time, but excluding (i) any Company Securities described in Section 1.9(b) and (ii) any Company Common Stock issued to the holders of Company Convertible Notes pursuant to Section 1.9(g).”

(aa) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Purchaser Common Stock” and replacing it with the following:

“Purchaser Common Stock” means the shares of (i) Purchaser Class A Common Stock and Purchaser Class B Common Stock (which following the Effective Time shall comprise a single class of common stock) and (ii) Purchaser High Vote Common Stock, collectively.

(bb) Section 11.1 of the Merger Agreement is hereby amended by deleting the definition of “Redemption Price” and replacing it with the following:

“Redemption Price” means an amount equal to $10.00 (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

2. Consents.

(a) Notwithstanding Section 5.2(b)(ii) and 5.2(b)(iv) of the Merger Agreement, the Company and the Purchaser acknowledge and agree that prior to the Closing, the Company may (i) incur additional Indebtedness from the issuance of Company Convertible Notes in order to finance the Company’s ordinary course costs and expenses and Expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement.

(b) Notwithstanding Section 5.3(b)(ii) and 5.3(b)(iv) of the Merger Agreement, the Company and the Purchaser acknowledge and agree that after the date of the Second Amendment and prior to the Closing, the Purchaser may (i) incur additional Indebtedness in the aggregate principal amount of up to Ten Million dollars ($10,000,000) in order to finance the Purchaser’s ordinary course costs and expenses and Expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement and (ii) refinance its currently outstanding convertible securities. Any convertible securities issued or refinanced by Purchaser pursuant to the foregoing clause shall feature a floor conversion price of no less than $8.00.

(c) Notwithstanding Section 5.2 or anything else in the Agreement to the contrary, following the Diligence Completion Date, the Company and its Subsidiaries may conduct their business prior to the Closing in accordance with the Business Plan.

3. Public Announcement. As soon as reasonably practicable, and in any event no later than the second (2nd) Business Day following the execution of this Second Amendment, the Parties shall mutually agree upon and, at a time when Nasdaq is closed, issue a mutual press release announcing the execution of this Second Amendment (the “Press Release”). Promptly after the issuance of the Press Release, the Purchaser shall file a current report on Form 8-K (the “Filing”) with the Press Release and a description of this Second Amendment as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Filing in any event no later than the third (3rd) Business Day after the execution of this Second Amendment).

4. Miscellaneous. Except as expressly provided in this Second Amendment, all of the terms and provisions in the Merger Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Second Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Merger Agreement or any Ancillary Document or any rights under either thereof, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Agreement in the Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Merger Agreement, as amended by this Second Amendment (or as the Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Agreement, as amended by this Second Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Merger Agreement is materially different from or inconsistent with any provision of this Second Amendment, the provision of this Second Amendment shall control, and the provision of the Merger Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 10.1 through 10.10, 10.12 and 10.13 of the Merger Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Second Amendment as if all references to the “Agreement” contained therein were instead references to this Second Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this Second Amendment to be signed and delivered as of the date first written above.

The Purchaser:

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Eric Swider
Name:	Eric Swider
Title:	Chief Executive Officer

The Purchaser Representative:
ARC GLOBAL INVESTMENTS II, LLC, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	Authorized Signatory

Merger Sub:
DWAC MERGER SUB INC.

By:	/s/ Patrick Orlando
Name:	Patrick Orlando
Title:	President

The Company:
TRUMP MEDIA & TECHNOLOGY GROUP CORP.

By:	/s/ Devin Nunes
Name:	Devin Nunes
Title:	Chief Executive Officer

The Seller Representative:

General Counsel of the Company, solely in the capacity as the Seller Representative hereunder

By:	/s/ Scott Glabe
Name:	Scott Glabe
Title:	General Counsel

[Signature Page to Second Amendment to Merger Agreement]

Exhibit 99.1

Digital World Acquisition Corp. and Trump Media & Technology Group Corp. Reaffirm Commitment to Merger

Miami, Florida / ACCESSWIRE / August 9, 2023 / Special purpose acquisition company Digital World Acquisition Corp. (Nasdaq: DWAC) (“DWAC”) and Trump Media & Technology Group Corp. (“TMTG”), which operates the Truth Social platform, are pleased to announce they have agreed on an amendment to their previously announced Agreement and Plan of Merger (the “Merger Agreement”). In conjunction with DWAC’s engagement of a new independent auditor and receipt of an extension to file its amended annual report on Form 10-K and quarterly report on Form 10-Q for the quarter ended March 31, 2023, the Merger Agreement is expected to enable DWAC and TMTG to move forward expeditiously toward their shared objective of completing a business combination in the coming months. Once consummated, the merger will capitalize TMTG—which has rapidly developed Truth Social from an idea into a robust and dynamic online platform—and is expected to position TMTG for strategic growth and expansion while continuing its mission to open up the Internet.

Among other changes to governance and financial terms, the second amendment (the “Second Amendment”) extends the Merger Agreement’s “Outside Date” to December 31, 2023, and provides for mutual supplemental due diligence ahead of DWAC’s anticipated filing of an updated registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). For further information on the Second Amendment, please see DWAC’s current report on Form 8-K filed with the SEC on August 9, 2023.

“We are very grateful to be moving forward with our pivotal merger with TMTG,” said Eric Swider, CEO of DWAC. He added, “We are eager to continue working with TMTG’s management to complete mutual due diligence promptly and I want to personally thank TMTG’s management for their continued support in our strategic merger. Together with TMTG, we are converging our visions to shape the future of digital media. We believe Truth Social will have a strong position in the marketplace bringing a unique value perspective to our shareholders. We are truly excited and look forward to bringing this long-awaited transaction with TMTG to a close.”

“Truth Social was created to reopen the Internet and give people their voices back,” said TMTG CEO Devin Nunes. “As increasingly damning details emerge of the collusion between Big Tech and Big Government to suppress dissenting political views, Truth Social has proven itself to be a premier safe harbor for free expression online. TMTG remains committed to the merger with DWAC, which we believe will help maximize TMTG’s potential.”

About Digital World Acquisition Corp.

Digital World Acquisition Corp. (Nasdaq:DWAC) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. To learn more, visit www.dwacspac.com.

About TMTG

The mission of Trump Media & Technology Group (TMTG) is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. TMTG operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations.

Additional Information and Where to Find It

DWAC has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of the Company, and a prospectus in connection with a proposed business combination (the “Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of the DWAC and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with the DWAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about the DWAC, TMTG and the Business Combination. DWAC’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: the Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

DWAC has also filed a definitive proxy statement with the SEC with respect to the proposed extension of its liquidation date. The definitive proxy statement for the extension of the liquidation date has been mailed to stockholders of DWAC. Securityholders of DWAC and other interested persons are advised to read the definitive proxy statement and any amendments thereto, in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the extension of the liquidation date because these documents will contain important information. DWAC’s securityholders and other interested persons will also be able to obtain copies of the definitive proxy statement, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

DWAC and certain of its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of the DWAC in favor of the approval of the proposed extension. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests of DWAC’s directors and officers in the Business Combination in the DWAC’s filings with the SEC, including in the definitive proxy statement and the Registration Statement, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors do not have any interests in DWAC or the proposed extension other than with respect to their interests in the Business Combination, to the extent the extension is effectuated.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination and the PIPE may not be completed in a timely manner or at all, which may adversely affect the price of DWAC’s securities, (ii) the risk that the Business Combination may not be completed by DWAC’s Business Combination deadline and the potential failure to obtain DWAC’s stockholder approval of the extension amendment, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE (if applicable), including the approval of the Merger Agreement by the stockholders of DWAC, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including as a result of the Settlement Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of DWAC, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the Merger Agreement or the Business Combination (including as a result of the Settlement Agreement), (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) DWAC’s ability to comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that DWAC or TMTG may elect not to proceed with the Business Combination after completing their respective updated due diligence investigations, (xx) the risk that DWAC may elect not to proceed with the Business Combination in the event the License Agreement Waiver is not procured, and (xxi) those factors discussed in the DWAC’s filings with the SEC and that that will be contained in the definitive extension proxy and the Registration Statement relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of DWAC’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on April 26, 2023 (the “2022 Annual Report”) and in other reports DWAC files with the SEC, including the extension proxy statement. Risks regarding the Business Combination are also discussed in the Current Reports on Form 8-K filed with the SEC on October 21, 2021, October 26, 2021, May 17, 2022 and September 23, 2022, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to DWAC (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while DWAC may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither DWAC nor TMTG gives any assurance that DWAC, TMTG, or the combined company, will achieve its expectations.

SOURCE: Digital World Acquisition Corp.